Rio Tinto prices cash tender offers

Released : 06.06.2017 17:31

RNS Number : 3416H
Rio Tinto PLC
06 June 2017

Rio Tinto prices cash tender offers

6 June 2017

Rio Tinto has today priced the cash tender offers under its plan announced on 22 May 2017 to reduce gross debt by up to $2.5 billion.

Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited (each a "Company" and together, the "Companies") have made cash tender offers (the "Offer") to purchase up to approximately $781 million of the outstanding securities listed in the table below (the "Securities"). The Offer is part of Rio Tinto's ongoing capital management plan.

The consideration ("Total Consideration") payable in connection with the Offer by (i) Rio Tinto Finance (USA) Limited has been set at $1,080.05 for its 4.125 per cent Notes due 2021 and $1,066.93 for its 3.750 per cent Notes due 2021 and (ii) Rio Tinto Finance (USA) plc has been set at $1,057.76 for its 3.500 per cent Notes due 2022 and $1,028.77 for its 2.875 per cent Notes due 2022, in each case per $1,000 principal amount of Securities.

					Fixed	Reference US		Total
Title of	Issuer and		Acceptance	Principal Amount	Spread	Treasury	Reference	Consideration
Security	Offeror	CUSIP/ISIN	priority level	to be Purchased	(bps)	Security	Yield(1)	(1)(2) (3)

4.125%	Rio Tinto	767201AN6/ US767201AN61	1	$144,185,000	30	1.875% U.S.	1.708%	$1,080.05
Notes due	Finance (USA)					Treasury Notes
2021	Limited					due April 30,
2022
3.750%	Rio Tinto	767201AQ9/ US767201AQ92	2	$273,929,000	40	1.875% U.S.	1.708%	$1,066.93
Notes due	Finance (USA)					Treasury Notes
2021	Limited					due April 30,
2022
3.500%	Rio Tinto	76720AAC0/ US76720AAC09	3	$ 231,615,000	45	1.875% U.S.	1.708%	$1,057.76
Notes due	Finance (USA)					Treasury Notes
2022	plc					due April 30,
2022
2.875%	Rio Tinto	76720AAF3/ US76720AAF30	4	$131,089,000	55	1.875% U.S.	1.708%	$1,028.77
Notes due	Finance (USA)					Treasury Notes
2022	plc					due April 30,
2022

_____________

Notes:

(1)	The Reference Yield and the Total Consideration for each series of the Securities was determined on 6 June 2017 at 11am, New York City time, as described in the Offer to Purchase.
(2)	Per $1,000 principal amount of Securities validly tendered and accepted for purchase.
(3)	The Total Consideration includes the Early Tender Premium of $30 per $1,000.

All Securities not accepted as a result of proration or with Acceptance Priority Level 5 have been rejected from the Offer. No Securities tendered after the Early Tender Deadline have been or will be accepted for purchase. The Offer will expire on 19 June 2017 at 11:59pm, New York City time.

The Early Settlement Right has been exercised and therefore the settlement date for the Offer will be 7 June 2017.

As announced on 22 May 2017, Rio Tinto has also issued a redemption notice for approximately $1.719 billion of its 2019 and 2020 US dollardenominated notes. The redemption date is 21 June 2017. The redemption along with the Offer will bring the total amount of notes repurchased in June 2017 to $2.5 billion.

Capitalised terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 22 May 2017.

The Dealer Managers for the Offer are Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and RBS Securities Inc.

Questions regarding the Offer may be directed to:

Mizuho Securities USA LLC	Morgan Stanley & Co. LLC	RBS Securities Inc.
Toll Free: +1 (866) 271 7403	Toll Free: +1 (800) 624 1808	Toll Free: +1 (866) 884 2071
Collect: +1 (212) 205 7736	Collect: +1 (212) 761 1057	Collect: +1 (203) 897 2963
London: +44 (0)20 7090 6442	London: +44 (0)20 7677 0473	London: +44 (0)20 7678 5282

Copies of the Offer to Purchase may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 807 2200 (tollfree) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Anthony Havers
T +44 20 7781 1623	T +61 8 9425 8557
M +44 7787 597 493	M +61 459 847 758

David Luff
T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers or how much they should tender. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the "Relevant Persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority ("Authorite des services et marches financiers/Autoriteit financiele diensten en markten") and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the "Belgian Takeover Law") as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.4111, L.4112 and D.4111 to D.4113 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101bis, paragraph 3bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "Issuers' Regulation"). The Offers are also being carried out in compliance with article 35bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties visàvis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.

This information is provided by RNS
The company news service from the London Stock Exchange

END

TENLLFFRRAIRIID